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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                              TASKER CAPITAL CORP.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    87652D109
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                                 (CUSIP Number)

                                  July 15, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)

    [X]    Rule 13d-1(c)

    [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

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CUSIP No. 87652D109
          -----------

 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Florida Coastal Labs, LLC (formerly named Coast to Coast Laboratories,
      LLC) 20-1857089

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 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]

      (b)   [ ]

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 3.   SEC Use Only


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 4.   Citizenship or Place of Organization
      Florida

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                      5.   Sole Voting Power
                           6,063,803*
     Number of
                           ----------------------------------------------------
      Shares
                      6.   Shared Voting Power
   Beneficially            0

   Owned by Each           ----------------------------------------------------

     Reporting        7.   Sole Dispositive Power
                           6,063,803*
      Person
                           ----------------------------------------------------
       With:
                      8.   Shared Dispositive Power
                           0

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,063,803*

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 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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 11.  Percent of Class Represented by Amount In Row (9)
      7.26%*

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 12.  Type of Reporting Person (See Instructions)
      OO

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* Includes 4,953,803 shares distributed on July 15, 2005 to the members of the reporting person.

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CUSIP No. 87652D109
          -----------

Item 1.

(a)   Name of Issuer:

      Tasker Capital Corp.

(b)   Address of Issuer's Principal Executive Offices:

      39 Old Ridgebury Road, Suite 14
      Danbury, CT  06810

Item 2.

(a)   Name of Person Filing:

      Florida Coastal Labs, LLC  (formerly named Coast to Coast Laboratories,
      LLC)

(b)   Address of Principal Business Office or, if none, Residence:

      5401 South Kirkland Road
      Orlando, FL 32819

(c)   Citizenship:

      Florida limited liability company

(d)   Title of Class of Securities:

      Common Stock, $0.001 par value per share

(e)   CUSIP Number:

      87652D109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

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Item 4.  Ownership

(a)   Amount beneficially owned: 6,063,803 shares*

(b)   Percent of class: 7.26%*

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 6,063,803*

      (ii)  Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 6,063,803*

      (iv)  Shared power to dispose or to direct the disposition of: 0

The shares were acquired on July 15, 2005 pursuant to the terms of the Asset Purchase Agreement, dated July 15, 2005, by and among Tasker Capital Corp., Tasker Products IP Holdings Corp., Pharlo Citrus Technologies, Inc., the reporting person, Pharlo Citrus Properties Partnership, LLLP and Indian River Labs, L.L.C.

* Includes 4,953,803 shares distributed on July 15, 2005 to the members of the reporting person.

Item 5.  Ownership of Five Percent or Less of a Class

      Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

      On July 15, 2005, the reporting person distributed 4,953,803 shares of common stock of Tasker Capital Corp. ("Tasker") to the members of the reporting person. Following the distribution, the reporting person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,110,000 shares of Tasker common stock, representing approximately 1.33% of the outstanding Tasker common stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


                               FLORIDA COASTAL LABS, LLC
                               (FORMERLY NAMED COAST TO COAST LABORATORIES, LLC)

                               By: /s/ David L. Dickinson
                                   --------------------------------------------
                                   David L. Dickinson
                                   Assistant Manager

Dated:  July 20, 2005